UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Capital Product Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y11082107

(CUSIP Number)

Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: + 30 210 458 4950

with a copy to:

Gregory M. Shaw, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street,
London, EC2Y 9HR, UK

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO.      Y11082107

1	NAMES OF REPORTING PERSONS: Capital Maritime & Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ❒ (b) ❒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,499,129 Common Units*
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,499,129 Common Units*
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,499,129 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

* Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (the “Reporting Person”) beneficially owned 8,805,522 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, the subordinated units are convertible into Common Units on a one-for-one basis. In addition, the Reporting Person owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. In addition to these holdings, and as further described in Items 3 and 4 below, (i) on March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding share capital of Baymont Enterprises Incorporated, a wholly owned subsidiary of the Reporting Person and the owner of the vessel “Amore Mio II”, (ii) on March 31, 2008, in order for the General Partner to maintain its 2% general partner interest in the Issuer, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 40,976 general partner units representing general partner interests in the Issuer (“General Partner Units”), (iii) on April 30, 2008, the Issuer issued to the Reporting Person 501,308 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding share capital of Forbes Maritime Co., a wholly owned subsidiary of the Reporting Person and the owner of the vessel “Aristofanis” and (iv) on April 30, 2008, in order for the General Partner to maintain its 2% general partner interest in the Issuer, the Reporting Person made a capital contribution of 10,026 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 10,026 General Partner Units.  The Common Units contributed by the General Partner to the Issuer have been cancelled. As a result of the transactions described above, the Reporting Person owned an aggregate of 2,499,129 Common Units as of April 30, 2008.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on April 4, 2008 (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.  Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

On March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration of US$ 95 million (consisting of US$ 48 million in cash and US$ 47 million corresponding to 2,048,823 Common Units of US$ 22.94 per unit, which is the volume weighted average price of the Common Units on the NASDAQ Global Market for the eighty six trading days beginning on October 15, 2007 and ending on February 15, 2008) for the issued and outstanding shares of Baymont Enterprises Incorporated. Baymont Enterprises Incorporated is the registered owner of the Liberian flagged product tanker Amore Mio II.  On March 31, 2008, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner, which the General Partner contributed to the Issuer in exchange for the issuance of 40,976 General Partner Units. The Common Units contributed by the General Partner to the Issuer were cancelled.

On April 30, 2008, the Issuer issued to the Reporting Person 501,308 Common Units as part of the aggregate consideration of US$ 23 million (consisting of US$ 11.5 million in cash and US$ 11.5 million corresponding to 501,308 Common Units of US$ 22.94 per unit, which is the volume weighted average price of the Common Units on the NASDAQ Global Market for the eighty six trading days beginning on October 15, 2007 and ending on February 15, 2008) for the issued and outstanding shares of Forbes Maritime Co.  Forbes Maritime Co. is the registered owner of the Liberian flagged product tanker Aristofanis.  Immediately following the foregoing transaction, the Reporting Person made a capital contribution of 10,026 Common Units to the General Partner, which the General Partner contributed to the Issuer in exchange for the issuance of 10,026 General Partner Units.  The Common Units contributed by the General Partner to the Issuer were cancelled.

As a result of the transactions described above, the Reporting Person owned an aggregate of 2,499,129 Common Units as of April 30, 2008.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions, or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers):

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•
Any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of officers or to fill any existing vacancies on the management;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or partnership structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer dated April 3, 2007 (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.

The subordinated units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis once certain financial tests are met, or in the event the General Partner is removed without cause.

In addition, the General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding Common Units and subordinated units, voting together as a single class, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of April 30, 2008 the Reporting Person owns a 100% interest in the General Partner and 46.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner. Because the Reporting Person controls more than 33-1/3% of the outstanding units of the Issuer, it can prevent the removal of the General Partner.

Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially 5% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will be distributed pro rata among the other common unitholders holding less that 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has the ability to control the outcome of unitholder votes on certain matters.

Furthermore, the Reporting Person, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of the Reporting Person. Such actions include:

•	Certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner;

•	Issuances of equity interests in the Issuer or its subsidiaries; and

•	Certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933, on March 29, 2007 (No. 333-141422), which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)  The Reporting Person beneficially owns 2,499,129 Common Units, representing 15.6% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 8,805,522 subordinated units of the Issuer, representing 100% of the Issuer’s subordinated units, and 506,472 General Partner Units through its ownership of the General Partner. Thus, as of April 30, 2008 the Reporting Person owns 46.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

SIGNATURE

Following reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2008

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Financial Officer